[ON IFT LETTERHEAD]
May 29, 2007
VIA EDGAR (Correspondence)
Mr. John Cannarella
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
RE:	Response to SEC Comments Related to: International Fuel Technology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed April 2, 2007 File No. 000-25367
Dear Mr. Cannarella,
On behalf of International Fuel Technology, Inc. (“IFT” or the “Company”), we are responding to the Staff at the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing, as required by your letter dated May 16, 2007 to the undersigned. Our responses are numbered to correspond with the numbered comments obtained in the May 16, 2007 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.
Form 10-K for the Fiscal Year Ended December 31, 2006
General
1.	We note your disclosure that your focus is to sell your technology to consumers in global markets. Please disclose the amount of revenues from external customers attributed to your domestic operations and to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, please disclose such revenues separately. Refer to paragraph 38 of SFAS 131.
Response:
Domestic and foreign revenues recorded during 2006, 2005 and 2004 are supplementally listed below. IFT attributed revenues to a particular country based on shipping location. IFT has not previously disclosed this geographical information about revenues, as aggregate revenues have not yet been a material element of our business. Nonetheless, in future annual filings, we will include the following disclosure:
“Revenues related to shipments into various foreign countries were $201,743 (primarily to Australia ($69,615), South Africa ($44,452) and the United Kingdom ($69,615)) and $538,675 (primarily to Monaco ($500,000)) during 2006 and 2005, respectively. We did not have revenues related to shipments into foreign countries during 2004.”

Revenues (in U.S. dollars)

Country	2006	2005	2004

Australia	$69,615	$—	$—
Brazil	5,313	—	—
France	2,200	—	—
Italy	150	—	—
Monaco	—	500,000	—
South Africa	44,452	38,675	—
The Philippines	10,398	—	—
United Kingdom	69,615	—	—

Total foreign revenues	201,743	538,675	—

Total domestic revenues	32,841	24,806	23,822

Total revenues	$234,584	$563,481	$23,822

Note 3. Stockholders’ Equity, page F-12
2.	We note that you issued 300,000 shares to the prior Blencathia owner and had a contractual obligation to cover any deficiency if the 300,000 shares were less than $500,000 at the time of sale. You further indicate that any deficiency was to be made up by issuing additional shares or paying the difference in cash. Please tell us whether the settlement method is at your discretion or the counterparty’s. If the settlement method is at your discretion, please tell us how you determined that the $500,000 obligation should be classified as a liability rather than equity. Refer to EITF 00-19. Finally, please clarify when the counterparty sold the 300,000 shares and realized $150,000 in proceeds.
Response:
Based on the original merger agreement between Blencathia Acquisition Corporation (“Blencathia”) and IFT, the settlement method to resolve any deficiency is at the discretion of IFT. IFT has the option to resolve any deficiencies through the issuance of additional shares or through payment in cash.
While the general presumption under EITF 00-19 would be that because the settlement method is at the Company’s discretion, the obligation would be classified as equity, paragraph 26 of EITF 00-19 indicates that equity classification would be prohibited in circumstances when the maximum number of shares issuable in satisfaction of the obligation are not fixed. In this case, while the maximum obligation is fixed at $350,000, IFT’s common stock price could conceptually decrease to such a low point that it would not have adequate unissued authorized shares to settle the entire obligation with shares. Accordingly, IFT classified the obligation as a liability. We also considered similar guidance regarding paragraph 12.a. of SFAS 150, which requires liability classification.
Additionally, as disclosed in our 2006 Form 10-K, negotiations with the prior Blencathia owner, TPG Capital Partners (“TPG”), are currently in mediation. As mediation is underway, we believe the settlement method must be mutually agreed upon between IFT and TPG. While not a determinative factor in assessing the proper classification of this obligation, a mutually agreed upon settlement requirement suggests that the settlement may no longer be solely at IFTs discretion, in which case, EITF 00-19 would again require liability classification.
In 2006, TPG informed us that they had sold, without IFT’s consent, all of the 300,000 shares during 2004, yielding proceeds of $151,496. IFT has not received any definitive details related to the actual sale dates of

TPG’s 300,000 shares, but believes them to have occurred on multiple occasions during the fourth quarter of 2004.
IFT was not aware of a deficiency until late 2006. As such, restatement to reflect facts that existed in 2004, but were unknown to IFT until 2006 was not considered. Once we learned of the deficiency related to the sale of these shares, we nonetheless prepared a quantitative analysis to evaluate whether reflection of this transaction at an earlier date would have had a material impact on our financial statements. The quantitative analysis, prepared on a quarter-by-quarter basis from the fourth quarter of 2004 to the fourth quarter of 2006, compared the impact of the $500,000 merger expense being recorded in the fourth quarter of 2004 and the 300,000 shares being considered outstanding for basic earnings per share purposes for all quarters since then to what was presented in actual filings. Our evaluation, which considered earnings per share impacts, operating and other trends, cash flow impacts, how a reasonable investor or potential investor might have reacted to this different presentation and the financial impact on our 2006 financial statements, deemed that such prior period financial statements were not materially misstated.
3.	We note your disclosure that related party transactions are recorded at historical carryover basis. Please tell us and include the disclosures required by paragraphs 2-4 of SFAS 57.
Response:
The description of “Discount on Common Stock” in the last paragraph of Note 3 to the financial statements was included to explain the atypical line item in the Stockholders’ Equity section of our balance sheet. The 1997 and 1998 transactions making up 99% of this balance are explained in greater detail in our 2001 Form 10-K. For the Staff’s convenience, excerpts from that Form 10-K are supplementally reproduced below. As this activity relates to events that occurred over eight years ago, the discussion has been shortened in our 2006 Form 10-K footnote. We do not believe detailed descriptions of these transactions need to continue to be disclosed. However, in future filings, we will modify our current disclose to add clarity as follows:
“Discount on common stock primarily represents the fair value of shares issued in 1997 and 1998 in exchange for membership interests in, and intangible assets of, entities under common control. Neither the entity nor the intangible assets had any previous carrying value. As such transactions are required to be recorded at historical carryover basis, we did not record any related assets or liabilities upon these transactions but did need to reflect the issuance of the shares in our Statements of Stockholders’ Equity.”
Excerpts from 2001 Form 10-K:
In regards to $279,598 of Discount on Common Stock:
“Note 3
On May 29, 1998 IFT merged with Scientific Fuel Technology, LLC (“SFT”), a company related through common ownership. The assets and liabilities of SFT consisted solely of an agreement whereby SFT would receive 50% of USFT’s rights pursuant to the Amended and Restated License Agreement dated October 16, 1997 with IFT. As IFT did not have a commercially viable product at the time of the merger with SFT, there had been no payments made to SFT and SFT had not yet begun operations. This marketing agreement was valued by SFT at zero due to the uncertainty of the future revenues. SFT had no revenues, expenses, assets or liabilities as of the date of the purchase. Management believed it was no longer in IFT’s best interest to be contractually bound to acquire these sales and marketing services from SFT and, accordingly it initiated the merger with SFT. As a result of the merger, 2,795,979 shares of IFT were exchanged for the member interests in SFT. The issuance of these shares was accounted for by recording a discount on common stock equal to the par value of stock issued.”
In regards to $532,095 of Discount on Common Stock:
“Note 5
IFT issued shares to certain founding stockholders during fiscal years 1998 and 1997 in exchange for the technology related to its diesel fuel treatment business. This technology constituted research and development expenditures to these stockholders and consistent with Generally Accepted Accounting Principles, was not recorded as an asset but rather was recorded as an expense by these shareholders. Because the subsequent transfer of this technology to IFT was a transaction between entities under common control, it was accounted for using the carrying value of the technology which was zero. A discount on common stock was recorded equal to the par value of the stock issued in exchange for the technology. The shares were issued as follows:

Date	Shares

April 1997	1,558,084
July 1997	783,944
August 1997	51,800
September 1997	2,927,124

Total year ended March 31, 1998	5,320,952”
Please note that while the above excerpts refer to par value, other disclosures in the same footnotes indicate that par value was determined to represent fair value at the time.
Note 4. Options, page F-14
4.	We note that certain of your options and warrants granted were for distribution consulting services. Please tell us the nature of these agreements and indicate how you determined the appropriate measurement date and recognition approach when granting such equity instruments. In addition, please tell us if the quantity and terms of the instruments are known up front. Refer to EITF 96-18.
Response:
IFT followed the accounting prescribed in EITF 96-18 in accounting for options and warrants issued to non-employees for consulting services. For each issuance, we determined the appropriate measurement date. Pursuant to Issue 1 of EITF 96-18, as none of the securities were issued with any sufficiently large disincentives to not perform, the measurement date was determined to be the performance date. In some instances, securities granted were fully vested, non-forfeitable and fully exercisable at date of grant. In those situations, we considered the guidance of EIFT 00-18, which confirmed that the measurement date was the grant date and provided some insights as to whether the value of the granted securities should be expensed immediately or established as an asset and amortized over some service period. In all cases, there was no service period specified to which the granted securities related and no services were required to keep the granted securities. Also, in no cases were the granted options ever restricted in any way. Accordingly, we determined that the granting of these securities was much like paying a cash signing bonus and recorded the full expense immediately. Of the remaining grants, some had performance criteria and others had only service requirements.
For those grants that had only service requirements, the quantity and terms of the grants were known up front and the vesting period was deemed to be the relevant service period. Pursuant to Issue 3 of EITF 96-18, expense was recognized for unvested securities each quarter based on the fair market value of the securities at the end of the quarter. Once vested, each grant had cumulative recognized expense equal to the fair value of the security at its vesting date.
For those grants that had performance criteria, the ultimate quantity of securities that would vest was not known up front at date of grant. Pursuant to Issue 4(b) of EIFT 96-18, prior to the measurement date, we recognized the lowest aggregate fair value of the securities as of each balance sheet date. In every instance, prior to the measurement dates inherent in these grants, the lowest aggregate fair value was zero because no performance-based securities would vest unless the performance criteria was met and it was never deemed probable that the performance criteria would be met prior to its actual achievement (if achieved at all). If the performance criteria was met, then the quantities were known, the then-fair value of the vested securities was then computed and that cost was appropriately recognized at that date, since no prior costs had yet been recognized. If the performance criteria were not met within the specified term or before the applicable agreements were terminated, then the granted securities were cancelled with no costs ever having been recognized.
Options and warrants granted for distribution consulting services included the following grants for 2004 through 2006:
2004
a.)	1,235,000 options were issued as fully vested, non-forfeitable and fully exercisable upon grant and were essentially treated as signing bonuses. As such, the related fair value on the grant date was immediately recognized as an expense.

b.)	6,005,000 options and warrants were issued with performance criteria. We recognized the lowest fair value attributable to these grants (zero) over their term. Ultimately, the criteria was not achieved and these securities were cancelled.

c.)	250,000 options were issued with only service conditions with vesting terms over 10 or 12 months. Expense was recognized over the 10 or 12-month periods based on the fair value of the vesting options as of the end of the quarters during that period.
2005
a.)	1,000,000 options were issued to FT Marketing Ltd. (“FTM”) as our exclusive distributor in several international markets at the time and were fully vested, non-forfeitable and fully exercisable upon grant and essentially treated as a signing bonus. As such, the related fair value on the grant date was immediately recognized as an expense.

b.)	2,000,000 additional options were issued to FTM with performance criteria. No costs were recognized until the successful achievement of the performance criteria (the closing of a qualifying equity raise) in the third quarter of 2005. At that point, the then fair value of the securities was recognized as a cost of completing the equity raise. Accordingly, that fair value amount was reported as a debit to additional paid-in capital (a cost of the equity raise) and a credit to additional paid-in capital (to reflect the issuance of the options).
2006
400,000 options were issued for consulting services with only service requirements with vesting over a 24-month period. Expense is being recognized over this 24-month period based on the fair value of the vesting options as of the end of the quarters during that period.
In addition, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Tom Powell — by phone (314) 727-3333 x410 or by email tpowell@internationalfuel.com — if you have further questions or would like to discuss any of the responses provided.
Regards,

/s/ Jonathan R. Burst

Jonathan R. Burst
Chief Executive Officer